UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

04011668

March 3, 2004

Alexa Sullivan
Gray Cary Ware & Freidenrich LLP
153 Townsend Street, Suite 800
San Francisco, CA 94107-1907

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2004

Re: SciClone Pharmaceuticals, Inc.
Incoming letter dated January 27, 2004

Dear Ms. Sullivan:

This is in response to your letter dated January 27, 2004 concerning the shareholder proposal submitted to SciClone by Robert A. Brickner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert A. Brickner
Crosman High School 9076
John C Lodge Service Drive
Detroit, MI 48202

880771

GRAYCARY

153 Townsend Street, Suite 800
San Francisco, CA 94107-1907
www.graycary.com
O] 415-836-2543
F] 415-836-2501

January 27, 2004
Via Federal Express

Office of the Chief Counsel
Division of Corporations and Finance
The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SciClone Pharmaceuticals, Inc. Shareholder Proposals

Dear Sir or Madam:

Our firm represents SciClone Pharmaceuticals, Inc., a Delaware corporation ("SciClone" or the "Company"). We are submitting this letter pursuant to Rule 14a-8(j) on behalf of SciClone, which has received multiple shareholder proposals from shareholder Robert A. Brickner ("Mr. Brickner" or the "Shareholder"), which appear to be intended for inclusion in SciClone's proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2004 Annual Meeting of Shareholders (the "2004 Annual Meeting"). The Company anticipates that the 2004 Annual Meeting will take place in or around May 2004.

SciClone received via electronic mail a total of five proposals from Mr. Brickner on November 26, 2003, along with Mr. Brickner's recommendation of himself as a director nominee for the 2004 Annual Meeting (the "Initial Correspondence"). A copy of the Shareholder's Initial Correspondence is attached hereto as Exhibit A.

The Company responded to the Shareholder's Initial Correspondence on December 8, 2003 (the "Response") by sending a notification via registered mail and return receipt to Mr. Brickner's home address -- the only address that Mr. Brickner provided in his Initial Correspondence. A copy of the Company's Response is attached hereto as Exhibit B. The Company's Response notified Mr. Brickner of the following deficiencies contained in his Initial Correspondence (which are set forth in greater detail below): (1) Mr. Brickner did not satisfy the eligibility requirement; and (2) Mr. Brickner's submission of five proposals did not satisfy the one proposal per shareholder requirement. The Company's Response also notified Mr. Brickner that, upon receiving the Response, Mr. Brickner had 14 days to resubmit one shareholder proposal along with the required eligibility documentation described in the Company's Response. In addition, the Company's Response requested further information from Mr. Brickner so that his nominee recommendation could properly be considered by the Company's Board of Directors.

On December 16, 2003, the Company received a facsimile from Mr. Brickner that had been cut-off part way through the transmission (the "Second Correspondence"). The Second Correspondence is attached hereto as Exhibit C. The portion of the Second Correspondence that was successfully transmitted stated that Mr. Brickner "had not read [the Company's] last registered letter" and appeared to re-state the same multiple proposals as in the Initial Correspondence in revised form. The facsimile additionally instructed the Company to mail any registered letters to Mr. Brickner's work address, which was provided to the Company for the first time in the Second Correspondence.

Although the Company had sent its Response to Mr. Brickner's home address -- the only address Mr. Brickner provided in his Initial Correspondence -- the Company re-sent its Response, in accordance with the Shareholder's request, on December 17, 2003 notifying Mr. Brickner of the eligibility and "one proposal per shareholder" requirements. The Company re-sent this Response, via registered mail and return receipt, to the work address Mr. Brickner provided in his Second Correspondence. In addition, the Company tried contacting Mr. Brickner at his last known phone number to notify him that the Company had only received a portion of his facsimile. The phone line, however, was disconnected. The Company also sent Mr. Brickner an e-mail to the same effect and requested that he re-send his facsimile.

On December 18, 2003, the Company also sent the same December 8, 2003 notification via overnight delivery to both Mr. Brickner's home and work addresses to ensure that Mr. Brickner would receive the Company's Response in a timely manner. Because this notification stated that Mr. Brickner had 14 days from the date of his receipt of the Company's Response to resubmit one shareholder proposal along with the required eligibility documentation, the resubmission of the Company's Response, pursuant to Mr. Brickner's request, effectively re-began the 14 day timeframe in which Mr. Brickner had to respond. Therefore, Mr. Brickner was provided with 24 days, instead of the standard 14 days provided under Rule 14a-8(f), in which to set forth one shareholder proposal along with the required eligibility documentation, as explained in the Company's Response.

On December 22, 2003 (the fax cover says December 16, but the Company actually received the facsimile on December 22, 2003), the Company received another facsimile from Mr. Brickner, which is attached hereto as Exhibit D (the "Third Correspondence"). The Shareholder's Third Correspondence again set forth multiple proposals, did not provide the required eligibility documentation, and again stated that Mr. Brickner "had not read [the Company's] last registered letter." Considering that the Company had already sent four notifications, via registered mail and overnight delivery, to both Mr. Brickner's home and work addresses, the Company did not believe it should be required to send any further notification advising Mr. Brickner of the same deficiencies. The Company has not received any further correspondence from Mr. Brickner and never received the required eligibility documentation or any indication from Mr. Brickner as to which one proposal he wanted to pursue.

STATEMENT IN SUPPORT OF THE COMPANY'S INTENTION TO EXCLUDE SHAREHOLDER PROPOSALS SUBMITTED BY THE SHAREHOLDER

I. INTRODUCTION

The Company intends to exclude from its Proxy Materials the multiple proposals received from Mr. Brickner (the "Proposals"). The Company believes that there are two procedural defects contained in the Proposals which support the Company's exclusion of the Proposals as specified below. In addition, the Company believes that the Proposals contain certain substantive defects under Rule 14a-8(i), but given the nature of the procedural deficiencies, the multitude of proposals, and the fact that Mr. Brickner had 24 days to cure such defects, the Company believes it is unnecessary to address such substantive deficiencies in this filing.

The Company intends to exclude the Proposals because they violate the one proposal per shareholder requirement under Rule 14a-8(c). Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." In the Company's Response sent to the Shareholder on December 8, 2003, December 17, 2003 and again on December 18, 2003, the Company notified the Shareholder of the procedural deficiencies contained in his proposals and the ways in which such deficiencies could be rectified. The Company specifically notified Mr. Brickner that he could only submit one shareholder proposal under the proxy rules and advised Mr. Brickner of the timeframe in which the proxy rules required him to do so. Despite the fact that the Company explained the one proposal rule to the Shareholder, the Shareholder never indicated which proposal he sought to pursue. Under the one proposal rule, the Company should not have to guess which proposal the Shareholder wanted to pursue.

Additionally, the Company intends to exclude the Proposals because the Shareholder did not provide the evidence required to satisfy the eligibility requirement of Rule 14a-8(b)(1)-(2), as explained below. In the Company's Response sent to the Shareholder on December 8, 2003, December 17, 2003 and again on December 18, 2003, the Company notified the Shareholder of the eligibility requirement and the way in which such requirement could be satisfied. The Company specifically notified Mr. Brickner that (i) because Mr. Brickner is not a registered shareholder and, therefore, the Company does not have access to his shareholding information, Mr. Brickner would be required to submit documentation to the Company proving that he has held at least $2,000 in market value of the Company's securities (which is less than the 1% of outstanding securities alternative provided under Rule 14a-8(b)(1)) for at least a year, and (ii) Mr. Brickner would be required to submit to the Company a written statement indicating that he intends to hold the securities through the date of the 2004 Annual Meeting. Despite the fact that the Company notified the Shareholder of the eligibility requirement and explained the most expedient way in which he could satisfy such requirement, the Shareholder never submitted the required documentation.

II. DEFECTS IN THE PROPOSALS

a. The Shareholder has not Satisfied the Eligibility Requirement of Rule 14a-8(b)(1)-(2).

Under Rule 14a-8(b)(1)-(2), in order to be eligible to submit a proposal, the Shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The Shareholder must continue to hold those securities through the date of the meeting.

Further, Rule 14a-8(b)(2) sets forth how the Company is to verify the eligibility of the Shareholder. The Company may verify the eligibility of a registered holder of securities on its own; however, the Company's records do not indicate that Mr. Brickner is a registered stock holder. Thus, in order to be eligible, Mr. Brickner was required to demonstrate his eligibility to SciClone by submitting either of the following:

i. A written statement from the "record" holder of the Shareholder's securities (usually a broker or bank) verifying that, at the time the Shareholder submitted the proposal, he continuously held the securities for at least one year. A written statement of the Shareholder's intention to continue to hold the securities through the date of the meeting of shareholders must also be included; or

ii. A copy of Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103), Form 4 (§ 249.103) and/or Form 5 (§ 249.105), including any amendments to those documents or updated forms, reflecting the Shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins. A written statement that the Shareholder continuously held the required number of shares for the one-year period and that the Shareholder intends to continue to hold the securities through the date of the meeting of shareholders must also be included.

The Shareholder is not a record holder. None of the Shareholder's communications to the Company contained (1) a statement from the record holder as to the Shareholder's continuous ownership or the amount of shares owned, or (2) his statement of intent to hold the securities through the shareholders meeting. The Company's Response, sent to the Shareholder on December 8, 2003, December 17, 2003 and again on December 18, 2003, specified the most expedient way in which the Shareholder could remedy these flaws. However, the Shareholder never submitted any of this documentation to the Company.

b. <u>The Shareholder May Not Submit More Than One Proposal for the Annual Meeting</u>.

Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Shareholder submitted multiple proposals in each communication he made with the Company, along with a statement in his Second Correspondence and Third Correspondence that he had not read the letter the Shareholder knew he had received from the Company. The Company's Response itemized the deficiencies contained in the Proposals and was sent to the Shareholder four times, via registered mail and overnight delivery, to both the home and work addresses of the Shareholder. Rather than reading the Company's notification and correcting this defect, the Shareholder only resubmitted the same and additional proposals in revised form. It would be contrary to the rationale of the one proposal per shareholder rule for the Company to have to guess which proposal the Shareholder wanted to pursue. The Shareholder never responded to the Company's Response and never cured this defect.

III. CONCLUSION

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Shareholder's Proposals from the Proxy Materials. In addition, the Company requests that the Shareholder not be allowed additional time to submit a proper proposal because the Company has previously provided the Shareholder with a 24-day period, instead of the standard 14-day period provided under Rule 14a-8(f), to correct the deficiencies and the Shareholder has failed to comply with the requirements. Please inform us whether the Staff will recommend any enforcement action if the Proposals are omitted from the Proxy Materials for the Company's 2004 Annual Meeting. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter and the Proposals. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope. If you have any comments or questions concerning this matter, please do not hesitate to contact the undersigned at (415) 836-2543.

Very truly yours,

GRAY CARY WARE & FREIDENRICH LLP

By: Alexa Sullivan
Alexa Sullivan

Enclosures

cc: Robert A. Brickner, 23501 W. 8 Mile Road #104, Detroit, Michigan 48219 (FedEx) **and**
Crosman High School 9076, John C Lodge Service Drive, Detroit, Michigan 48202 (FedEx)
Richard Waldron, Chief Financial Officer, SciClone
Amy Figueroa, Director of Investor Relations, SciClone
J. Howard Clowes, Gray Cary Ware & Freidenrich LLP

Gray Cary\SF\3097132.1
1191276-900100

Exhibit A

The Shareholder's Initial Correpondence

-------- Original Message --------

Subject: Fwd: waldron

Date: Wed, 26 Nov 2003 03:29:07 +0000

From: "robert allan brickner" <mrbrickner@hotmail.com>

To: rwaldron@sciclone.com

CC: investorelations@sciclone.com

Anyone can spare fifteen minutes a day for the practice of conscious joy. Thomas Kinkade >From: s brickner >To: stockrebbe@yahoo.com >CC: mrbrickner@hotmail.com >Subject: waldron >Date: Mon, 24 Nov 2003 00:35:50 -0800 (PST) > >Dear Scln Corporate Secretary: > Hello Mr. Waldron. Good news, more great >ideas to help scln. I Robert Brickner a shareholder >residing at 23501 w. 8 mile rd.#104 in Detroit >Michigan 48219 wish to place the following resolutions >on the ballot and I am also formally notifying you >that I intend to be a candidate for the board of >directors in the upcoming election. > >Resolution 1: Given that Zadaxin has proven >efficacious vs. hep b in Japan; scln has a fiduciary >responsibility to its shareholders as well as an >ethical obligation to hep b sufferers worldwide, to >bring this superior treatment to hep b sufferers >worldwide through a development/distribution deal with >a major pharma . Negotiating such a deal for hep b >will provide scln management with valuable negotiating >experience and a blueprint for the upcoming hep c >rights sale. Resolved: scln board and executives will >negotiate a worldwide hep b development deal for >Zadaxin with a major pharma. Deal status updates will >be provided quarterly to shareholders. > >Resolution 2 Scln employment compensation,for those >employees earning over 200,000 dollars per year, will >no longer include any stock options or living >expenses. > >Resolution 3 All quarterly earnings announcements >must also include routine developmental news provided >by other developmental biotechs. For example; >a complete clinical trials status update; factors such >as percentage enrollment, expenses tracking,and >expected completion dates. A brief listing of all >professional academic journal articles and any mass >media articles that mention scln or its products. >Scln and its shareholders will track these articles. > >Resolution 4 Given that the scln board is >exclusively white males and that zadaxin has been >approved in Japan scln must recruit more minorities; >especially a japanese board member.to promote sales in >japan and other asian countries. > >Resolution 5 Given that a listing on the hong kong >exchange will provide corporate visibility in a >booming region as well as increased opportunities for >investors to purchase scln stock and that it will >hardly make a dent in the 48 million raised in the >recent massive secondary offering; resolved scln will >apply for a listing on the hong kong stock exchange. > > > > > > ______________________________

Exhibit B

The Company's Response to Shareholder

Richard A. Waldron
Chief Financial Officer
(650) 358-1451

December 8, 2003

Mr. Robert Brickner
23501 W. 8 Mile Road #104
Detroit, MI 48219

Dear Mr. Brickner:

Thank you for your message of November 24, 2003 and your interests as a SciClone shareholder. In order to proceed with your proposal of recommending yourself as a director nominee the Board of Directors would need to know more information about you to properly consider your recommendation. While additional information may be needed further in the process, at this point please submit your resume and complete and return the enclosed Directors' and Officers' Questionnaire for the Board's consideration.

The Securities and Exchange Commission has specific regulations regarding the presentation of resolutions for shareholder vote. This letter will serve as official notification of procedural deficiencies contained in your November 24 submission of a shareholder proposal. The following is a basic summary of requirements to properly bring a shareholder proposal under the SEC rules:

- Because you are not a registered shareholder (and the company therefore does not have access to your shareholding information) you would need to provide documentation, at the time of submission of your shareholder proposal, proving that you have continuously held at least $2,000 in market value of the company's securities for at least a year prior to the submission. You could do this by submitting a written statement from your bank or broker verifying such ownership.
- You also need to submit to the company, along with your proposal, a written statement that you intend to continue to hold the securities through the date of the annual meeting.
- You may submit only *one* shareholder proposal. You may submit with it an accompanying supporting statement that does not exceed 500 words for inclusion in the proxy. SEC rules also allow the company to include in the proxy statement the reasons why it believes shareholders should vote against your proposal.

- The proxy statement would require your name, address, and number of voting securities of the company that you hold.
- You would need to appear personally at the annual meeting to present your proposal. A personal representative who is qualified under state law may instead present your proposal on your behalf. The annual meeting will be held in San Mateo, but the date has not been set yet.
- Upon receiving this notification, you have 14 days to resubmit one shareholder proposal along with the required documentation.

These and all other SEC regulations regarding the shareholder proposal process and SEC rules regarding solicitation of votes cannot be waived by SciClone. Your legal advisor familiar with the regulations could be useful in these matters.

Sincerely,

Richard A. Waldron
Chief Financial Officer

Encl. D&O Questionnaire

Exhibit C

The Shareholder's Second Correspondence

Dear Scln Corporate Secretary:

Hello Mr. Waldron. I have amended some of my resolutions I have not read your last registered letter. My work address is Crosman high school 9076 john c lodge service drive Detroit MI. 48202. Mail any registered letters there. I Robert Brickner a shareholder residing at 23501 w. 8 mile rd.#104 in Detroit Michigan 48219. I wish to place the following resolutions on the ballot and I am also formally notifying you that I nominate myself as a candidate for the board of directors in the upcoming election.

Resolution 1: Given that Zadaxin has proven efficacious vs. hep b in Japan; scln has a fiduciary responsibility to its shareholders as well as an ethical obligation to hep b sufferers worldwide, to bring this superior treatment to hep b sufferers worldwide through a development/distribution deal with a major pharma. Whereas negotiating such a deal for hep b will provide scln management with valuable negotiating experience and a blueprint for the upcoming hep c rights sale. Resolved: scln board and executives will negotiate a worldwide hep b development deal for Zadaxin. Deal status updates will be provided quarterly to shareholders.

Resolution 2 Scln employment compensation,for employees earning over 200,000 dollars per year, will no longer include any stock options or payment of routine living expenses.

Resolution 3 given that scln stock price has moved much lower and that successful partial p3 results may revive it; and that many other biotech

Exhibit D

The Shareholder's Third Correspondence

Dear Scln Corporate Secretary:

Hello Mr. Waldron. I have amended my resolutions again. I hope they are enacted and I can stop losing money on my investment, 30% down in 5 months I left out a resolution demanding a detailed explanation of the sgp/japan/nda situation. As you know SGP makes no mention of Zadaxin in any of their corporate strategy presentations. Obviously they do not feel they have any rights and yet scln says they do, it would be nice to clear this up at the next earnings conference call.

I have not read your last registered letter. My work address is Crosman High School 9076 John c Lodge Service Drive, Detroit Mi. 48202. Mail any registered letters there, wait until after New Years though. I Robert Brickner a shareholder residing at 23501 w. 8 mile rd.#104 in Detroit Michigan 48219.wish to place the following resolutions on the ballot. I also nominate myself as a candidate for the board of directors.

Resolution 1: Given that Zadaxin has proven efficacious vs. hep b in Japan; scln has a fiduciary responsibility to its shareholders as well as an ethical obligation to hep b sufferers worldwide, to bring this superior treatment to hep b sufferers worldwide through a development/distribution deal with a major pharma. Such a deal will provide scln with badly needed credibility in the investment community and should do wonders for the stock price.

Resolution 1 Scln management will negotiate a worldwide hep b development deal for Zadaxin. Deal negotiation status updates will be released in every quarterly earnings release until a deal is signed.

Resolution 2 Scln employment compensation,for employees earning over 200,000 dollars per year, will no longer include any stock options or payment of routine living expenses.

Resolution 3 Given that scln's stock price has moved 30% lower in a bull market and that successful partial p3 results from the one fully enrolled p3 study may restore that lost value, speed recruitment in the other arm, speed fda approval, speed the arrival of a superior treatment to dying patients, and boost hep b sales worldwide; for all these reasons the scln phase 3 zadaxin trial protocol will be amended to include interim looks at the data, as soon as possible, preferably this summer, 2004

Resolved: The board of directors will initiate discussions with the FDA on the exact, acceptable way to allow an interim look at the p3 data to be released from the one fully enrolled arm of the p3 zadaxin study.

Resolution 4 Given that the scln board of directors is all white males and that zadaxin will soon be sold in Japan, scln must recruit more minorities; especially a japanese board member.to promote sales in japan and worldwide.

Resolution 5 Given that scln already maintains costly phantom Zadaxin approvals in over 30 countries, scln should do something real and tangible in foreign markets; apply for listings on foreign stock exchanges to promote scln and its products as well as to provide increased opportunities for investors to purchase scln stock. Resolved scln will apply for listings on Asian and European stock exchanges where it meets listing requirements.

Resolution 6 Scln stock has been maliciously attacked by internet web sites, the street.com and posters on yahoo bulletin boards. Due to its low profile, price and nasdaq listing, scln stock is very vulnerable to such attacks. Hunting down these financial terrorists would not only help scln stock; but would also be a great positive p.r move for long suffering shareholders everywhere . Scln would benfit greatky from the goodwill generated. Resolved: scln will hire outside investigators and law firms and file suit against the street.com and against yahoo bulletin board posters to expose the financial terrorists who are harming shareholder value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SciClone Pharmaceuticals, Inc.
Incoming letter dated January 27, 2004

The proposal relates to the company's products and other matters.

There appears to be some basis for your view that SciClone may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of SciClone's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SciClone omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SciClone relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor